UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2024

Commission File Number: 1-8481

BCE Inc.

(Translation of registrant’s name into English)

1, carrefour Alexander-Graham-Bell,

Verdun, Québec

Canada H3E 3B3

(514) 870-8777

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐     Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

This report on Form 6-K and the exhibits hereto shall be deemed to be incorporated by reference as exhibits to the Joint Registration Statement of BCE Inc. and Bell Canada on Form F-10 (File Nos. 333-263337 and 333-263337-01) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BCE Inc.

Date: February 14, 2024	By:	/s/ Martin Cossette
Name: Martin Cossette
Title: Senior Vice-President, Corporate Strategy (M&A) and Corporate Secretary

EXHIBIT INDEX

Exhibit

99.1	Calculation of Filing Fee Tables